October 17, 2018

Peter Dunn
President and Chief Executive Officer
Empire Post Media, Inc.
21555 Burbank Blvd., Unit 45
Woodland Hills, CA 91367

       Re: Empire Post Media, Inc.
           Registration Statement on Form 10
           Filed July 10, 2018
           File No. 000-55962

Dear Mr. Dunn:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure